UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 RADVISION LTD.
                                 --------------
                                (Name of Issuer)

                   Ordinary shares, par value NIS .1 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    M81869105
                                    ---------
                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 11 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No.  M81869105                                           Page 2 of 8 Pages




1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SARANAC CAPITAL MANAGEMENT LP

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          3,214,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         3,214,000
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,214,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    16.07%

12       Type of Reporting Person (See Instructions)

                                    IA; PN

                                  SCHEDULE 13G

CUSIP No.  M81869105                                           Page 3 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SARANAC CAPITAL MANAGEMENT GP LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          3,214,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         3,214,000
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,214,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    16.07%

12       Type of Reporting Person (See Instructions)

                                    HC; OO

                                  SCHEDULE 13G

CUSIP No.  M81869105                                           Page 4 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ROSS MARGOLIES

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          3,234,012
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         3,234,012
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,234,012

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    16.20%

12       Type of Reporting Person (See Instructions)

                                    HC; IN

                                                              Page 5 of 11 Pages


Item 1(a)         Name of Issuer:

                  Radvision Ltd. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  24 Raul Wallenberg Street, Tel Aviv 69719, Israel

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Saranac   Capital   Management   LP   ("Saranac   Capital
Managment");

                  ii) Saranac Capital Management GP LLC ("Saranac Capital Management GP"); and

                  iii) Ross Margolies ("Mr. Ross Margolies").

                  This Statement relates to Shares (as defined herein) held for the account of Saranac Capital Management and for the accounts of Mr. Ross Margolies and members of his immediate family.

                  Saranac Capital Management GP LLC is the general partner of Saranac Capital Management and, in such capacity may be deemed to have investment discretion over and be the beneficial owner of securities held for the account of Saranac Capital Managment In his capacity as the managing member of Saranac Capital Management GP, Mr. Ross Margolies may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the account of Saranac Capital Management.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 31 West 52nd Street, New York, NY 10019.

Item 2(c)         Citizenship:

                  1)  Saranac   Capital   Management   is  a  Delaware   limited
partnership;

                  2) Saranac Capital Management GP is a Delaware limited liability company; and

                  3) Mr. Ross Margolies is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Ordinary Shares, par value NIS .1 per share (the "Shares").

Item 2(e)         CUSIP Number:

                  M81869105

                                                              Page 6 of 11 Pages


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

If this Statement is Filed Pursuant to Sections  240.13d-1(b) or 240.13d-2(b) or
(c), Check Whether the Person Filing is a(n):

                    (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

                    (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

                    (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

                    (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

                    (e) [X] Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

                    (f)  [  ]  Employee   benefit  plan  or  endowment  fund  in
                         accordance with Section 240.13d-1(b)(1)(ii)(F);

                    (g)  [X]  Parent  holding   company  or  control  person  in
                         accordance with Section 240.13d-1(b)(1)(ii)(G);

                    (h) [ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                    (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                    (j)  [    ]    Group,    in    accordance    with    Section
                         240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2004, each of the Saranac Capital Management and Saranac Capital Management GP may be deemed to be the beneficial owner of the 3,214,000 Shares held for the account of Saranac Capital
Management. Mr. Ross Margolies may be deemed to be the beneficial owner of 3,234,012 Shares, including the 3,214,000 Shares held for the account of Saranac Capital Management and 20,012 Shares held for members of his immediate family.

Item 4(b)         Percent of Class:

                  The number of Shares each of Saranac Capital Management and Saranac Capital Management GP may be deemed to beneficially own constitutes approximately 16.07% of the total number of Shares outstanding (based upon 19,996,000 Shares outstanding). The number of Shares Mr.

                                                              Page 7 of 11 Pages


Ross Margolies may be deemed to beneficially own constitutes approximately 16.20% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

         Saranac Capital Management
         (i)       Sole power to vote or direct the vote               3,214,000

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                      3,214,000

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

         Saranac Capital Management GP
         (i)       Sole power to vote or direct the vote               3,214,000

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                      3,214,000

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

         Mr. Ross Margolies
         (i)       Sole power to vote or direct the vote               3,234,012

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                      3,234,012

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The limited partners of Saranac Capital Management have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held for the account of Saranac Capital Management in accordance with their respective ownership interests in Saranac Capital Management.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

                                                              Page 8 of 11 Pages


Item 10. Certification:

                  By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                              Page 9 of 11 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    February 14, 2005                 SARANAC CAPITAL MANAGEMENT LP

                                           By: Saranac Capital Management GP LLC
                                                  its General Partner

                                           By: /s/ Ross Margolies
                                           -------------------------------------
                                           Name: Ross Margolies
                                           Title: Managing Member

Date:    February 14, 2005                 SARANAC CAPITAL MANAGEMENT GP LLC


                                           By: /s/ Ross Margolies
                                           -------------------------------------
                                           Name: Ross Margolies
                                           Title: Managing Member

Date:    February 14, 2005                 ROSS MARGOLIES


                                           /s/ Ross Margolies
                                           -------------------------------------

                                                             Page 10 of 11 Pages

                                  EXHIBIT INDEX

                                                                        Page No.

     A.   Joint Filing  Agreement,  dated as of February 14,
          2005, by and among Saranac Capital  Management LP,
          Saranac  Capital  Management  GP LLC and Mr.  Ross
          Margolies                                                           11

                                                             Page 11 of 11 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of Radvision Ltd., dated as of February 14, 2005, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:    February 14, 2005                 SARANAC CAPITAL MANAGEMENT LP

                                           By: Saranac Capital Management GP LLC
                                                  its General Partner

                                           By: /s/ Ross Margolies
                                           -------------------------------------
                                           Name: Ross Margolies
                                           Title: Managing Member

Date:    February 14, 2005                 SARANAC CAPITAL MANAGEMENT GP LLC


                                           By: /s/ Ross Margolies
                                           -------------------------------------
                                           Name: Ross Margolies
                                           Title: Managing Member

Date:    February 14, 2005                 ROSS MARGOLIES


                                           /s/ Ross Margolies
                                           -------------------------------------